Exhibit 10

COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this “Agreement”) dated as of October 6, 2026, is by and among L.I.A. Pure Capital Ltd. (“Pure Capital”) and Invest Pro Shukai Hon Ltd. (“Invest Pro” and together with Pure Capital, the “Shareholders”), on the one hand, and Evogene Ltd. (the “Company”), on the other hand.

WHEREAS, (a) Pure Capital beneficially owns (pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) 2,557,488 ordinary shares, par value NIS 0.20 per share, of the Company (the “Ordinary Shares”), which represent approximately 14.16% of the issued and outstanding Ordinary Shares; and (b) Invest Pro beneficially owns (pursuant to Rule 13d-3 promulgated under the Exchange Act) 500,000 Ordinary Shares, which represent approximately 2.76% of the issued and outstanding Ordinary Shares; and (c) together, the Shareholders beneficially own 3,057,488 Ordinary Shares (collectively, the “Shareholder Shares”), which represent approximately 16.93% of the issued and outstanding Ordinary Shares, in each case based on 18,053,071 Ordinary Shares outstanding as of October 5, 2026, as reported by the Company; and

WHEREAS, on July 10, 2026, the Shareholders delivered to the Company a demand letter (the “Demand Letter”) demanding that the Company convene a special general meeting of shareholders to consider, among other matters, the removal of certain directors and the election of director nominees designated by the Shareholders; and

WHEREAS, on July 31, 2026 the Company published an invitation to its annual shareholders meeting (the “AGM”) and on September 4, 2026, the AGM was held; and

WHEREAS, following the AGM, the Company received an additional letter from the Shareholders setting forth additional claims and allegations, which are denied by the Company (together with the Demand Letter and any other claims, allegations, demands or communications, whether oral or written, made by either party or any person acting on its behalf in connection with the AGM, this Agreement or the matters contemplated hereby, the “Claims”); and

WHEREAS, thereafter, the Company and the Shareholders commenced negotiations and discussions regarding ways to protect and advance the interests of the Company and its shareholders, including through certain changes to the composition of the Company’s Board of Directors (the “Board”), the continued promotion of the Company’s current business and other related matters, and, in the course of such negotiations and discussions, the Shareholders discussed with certain members of the Board potential plans to support the Company’s intended strategic and operational objectives, which the Shareholders undertake to implement in good faith and to the extent they have the capability to do so, and such efforts shall reasonably continue once the new members nominated by the Shareholders join the Board as set forth below taking into account the business environment and other circumstances; and

WHEREAS, following such negotiations and discussions, and without any admission by any party of any Claim, allegation, liability or responsibility, the parties have reached the agreements set forth herein in order to resolve fully, finally, irrevocably and conclusively all Claims, including through the mutual waivers and releases set forth in Section 7, and to afford the Company the opportunity to continue its current business and avoid a costly and prolonged legal process that may be detrimental to the Company and its shareholders;

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Board Matters; Continuation of Current Business.

(a) Director Resignations. Prior to the execution of this Agreement, Dr. Yael Margolin and Mr. Yoshinori Oikawa (the “Departing Directors”) have resigned from the Board of Directors of the Company (the “Board”), from all committees thereof and from all positions with the Company and any of its subsidiaries. Following such resignations, the Board shall consist of five (5) members, being Mr. Nir Nimrodi, Mr. Ofer Haviv and Mr. Leon Y. Recanati (the “Continuing Directors”), and Mr. Dan Falk and Dr. Adrian Percy (the “Replaced Directors” and, together with the Departing Directors, the “Outgoing Directors”). The Continuing Directors will remain on the Board for a transition period currently expected to be up to six months, unless otherwise agreed by the Board in consultation with the Shareholders. Following such transition period, in the event that each of the Continuing Directors shall not have tendered his resignation from the Board, the Board may convene a shareholders meeting to remove each such Continuing Directors (either by proposing to the shareholders to approve a resolution to remove such directors or proposing to the shareholders to elect a slate of directors that do not include the Continuing Directors). In addition, on the Effective Date the Company shall provide to the Shareholders, true and correct copies of resignation letters of each of the Replaced Directors, which resignation shall be contingent only upon the adoption by the Company's shareholders of the proposal set forth in Section 1(c)(ii) below (the "Resignation Letters").

(b) Appointment of Initial Shareholder Directors. Concurrently with the execution of this Agreement (the “Effective Date”), the remaining members of the Board shall appoint, pursuant to Section 19.6 of the Company’s Amended and Restated Articles of Association (the “Articles”), as of the Effective Date, Dr. Adi Zuluf-Shani and Mr. Oz Adler (the “Initial Shareholder Directors”), as nominees of the Shareholders, to serve as members of the Board until the General Meeting (as defined below), at which time they shall stand for election by the shareholders pursuant to Section 1(c)(iii) below. Following such appointments, the Board shall consist of seven (7) members.

(c) General Meeting; Shareholder Approval. Promptly following the execution of this Agreement, but not later than seven (7) days following the Effective Date, the Company shall convene a general meeting of its shareholders (the “General Meeting”), which shall be held no later than forty two (42) days following the date hereof (subject to any adjournments). The proxy statement for the General Meeting shall include only the following items for shareholder approval and shall be substantially in the form attached hereto as Exhibit A:

(i) approval of this Agreement (including the mutual waiver and release set forth in Section 7 and the mutual non-disparagement covenants set forth in Section 4 and excluding, specifically, Section 1(b) which shall remain in full force and effect); and

(ii) subject to and conditioned upon the approval of item (i) above, the election of Mr. Itay Maroz and Shahar Zadok (the “Additional Shareholder Directors”), as nominees of the Shareholders, to serve as members of the Board in place of the Replaced Directors whose Resignation Letters shall become effective upon the approval of this item (ii), which election shall require approval by a simple majority of the votes cast at the General Meeting; and

(iii) pursuant to item 1(b) above, the election of the Initial Shareholder Directors, as nominees of the Shareholders, to continue serving as members of the Board, which election shall require approval by a simple majority of the votes cast at the General Meeting. If such election is not approved, the Initial Shareholder Directors shall cease to serve as members of the Board effective as of the conclusion of the General Meeting.

(d) Conditionality. Notwithstanding Section 9 below, this Agreement (other than Sections 1(b) and 1(c) which shall remain in full force and effect) and all rights and obligations hereunder, shall be subject to and conditioned upon the approval of this Agreement by the shareholders of the Company at the General Meeting as set forth in Section 1(c)(i) above, and therefore, if such shareholder approval is not obtained, this Agreement, other than Section 1(b) which shall remain in full force and effect (subject to approval of the election of the Initial Directors at the General Meeting), shall automatically terminate and be of no further force or effect, and no party shall have any liability to any other party hereunder.

(e) Effect of Shareholder Approval. Upon approval of this Agreement by the shareholders of the Company at the General Meeting as set forth in Section 1(c)(i), subject to the election of the Additional Shareholder Directors as set forth in Section 1(c)(ii), and subject to the election of the Initial Shareholder Directors as set forth in Section 1(c)(iii), the Board shall consist of seven (7) members, being the three (3) remaining directors following the resignation of (1) the Departing Directors and (2) the Replaced Directors, the two (2) Initial Shareholder Directors elected at the General Meeting (if elected), and the two (2) Additional Shareholder Directors elected at the General Meeting.

(f) The parties acknowledge that the foregoing provisions are intended to accommodate and facilitate (i) an appropriate transition among the members of the Board, which is necessary to ensure ongoing guidance and supervision of the Company and its business by the Board and (ii) the continued operation of the current business of the Company.

(g) The Shareholders undertake, in their capacity as shareholders, to use reasonable efforts (including, as applicable, by applying their voting rights) to accommodate and advance the continued operation of the Company’s current business.

(h) Standstill. Concurrently with the execution of this Agreement the Shareholders shall withdraw their September 8, 2026 letter titled 'Evogene – Special Tender Offer' with respect to their intention to commence a special tender offer (the "Special Tender Offer") and during a period of sixty (60) days after the Effective Date will not take any action to commence the Special Tender Offer or any other special tender offer. However, nothing in this Agreement shall limit the Shareholders' right to acquire Company's shares.

The Company shall not, and cause its agents not to, issue any ordinary shares of the Company or securities convertible into ordinary shares of the Company (including not through its ATM facility) during a period of sixty (60) days after the Effective Date, other than issuance of securities to its employees in the ordinary course of business and in line with prior business practice.

Subject to the above in this Section 1(h), each party agrees that, during the term of this Agreement, it shall not, and shall cause its affiliates and representatives not to, directly or indirectly, take any action intended to, or that would reasonably be expected to, circumvent, nullify or undermine the intent and purpose of this Agreement; provided, however, that the foregoing shall not restrict the Board from acting in accordance with its fiduciary duties under applicable law; provided, further, that, for the avoidance of doubt, nothing in this Section 1(h), including when read together with Section 1(g), shall be construed to obligate any of the Shareholders to vote for or against any proposal at the General Meeting. The Shareholders undertake not to take any action aimed at amending, postponing, or modifying the proxy materials relating to the General Meeting as long as no other shareholder takes such action.

2. Representations.

(a) Pure Capital represents and warrants to the Company as follows: (a) Pure Capital is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly authorized, executed and delivered by Pure Capital, constitutes a valid and binding obligation and agreement of Pure Capital and is enforceable against Pure Capital in accordance with its terms; (c) as of the date hereof, Pure Capital, together with its affiliates, beneficially owns, directly or indirectly, an aggregate of 2,557,488 Ordinary Shares and such Ordinary Shares constitute all of the Ordinary Shares beneficially owned by Pure Capital or its affiliates or in which Pure Capital or its affiliates have any interest or right to acquire or vote, whether through derivative securities, voting agreements or otherwise; and (d) neither it nor any of its affiliates has paid or will pay any compensation to any of the Initial Shareholder Directors or the Additional Shareholder Directors in connection with such person’s service on the Board or any committee thereof.

(b) Invest Pro represents and warrants to the Company as follows: (a) Invest Pro is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly authorized, executed and delivered by Invest Pro and constitutes a valid and binding obligation of Invest Pro and is enforceable against Invest Pro in accordance with its terms; (c) as of the date hereof, Invest Pro beneficially owns, directly or indirectly, an aggregate of 500,000 Ordinary Shares and such Ordinary Shares constitute all of the Ordinary Shares beneficially owned by Invest Pro or its affiliates or in which Invest Pro or its affiliates have any interest or right to acquire or vote, whether through derivative securities, voting agreements or otherwise; and (d) neither it nor any of its affiliates has paid or will pay any compensation to any of the Initial Shareholder Directors or the Additional Shareholder Directors in connection with such person’s service on the Board or any committee thereof.

(c) The Company represents and warrants to the Shareholders as follows: (a) the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms; and (c) the Board has unanimously approved this Agreement, including the appointment of the Initial Shareholder Directors to the Board.

3. Public Announcement.

(a) The Shareholders and the Company shall announce this Agreement by means of a joint press release in the form mutually agreed by the parties (the “Press Release”), attached hereto as Exhibit B, as soon as practicable following the execution and delivery of this Agreement, but in no event later than two (2) business days following the date hereof.

(b) The parties shall mutually agree to a summary description of this Agreement which shall be used to describe this Agreement in the Company’s Form 6-K and the Shareholders’ amendment to their existing Schedule 13D (which shall be filed following or concurrently with the Press Release). The Company acknowledges that the Shareholders are required to file such amendment to Schedule 13D no later than two (2) business days after the date hereof. The Company shall provide the Shareholders with a reasonable opportunity to review and comment upon the Form 6-K prior to filing, and shall consider in good faith any changes proposed by the Shareholders. None of the parties hereto, or their affiliates, shall make any public statement regarding the subject matter of this Agreement prior to the issuance of the mutually agreed-upon Press Release.

(c) The Company shall issue a proxy statement convening a general meeting of the shareholders of the Company no later than seven (7) days following the date hereof in substantially the form attached hereto as Exhibit A.

4. Mutual Non-Disparagement. Each of the parties covenants and agrees that neither it nor any of its respective subsidiaries, controlled affiliates, officers, directors, or legal and other advisors shall in any way, publicly (including on any media, including social media) criticize, disparage, call into disrepute, or otherwise defame or slander the Company, the Shareholders, the Departing Directors, the Continuing Directors, the Replaced Directors, the Initial Shareholder Directors, the Additional Shareholder Directors, or any of the foregoing parties’ respective subsidiaries, affiliates, successors, assigns, officers (including any current officer of a party or a party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a party or a party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, shareholders and legal and other advisors, in any manner that could reasonably be expected to damage the business, goodwill or reputation of such party. The restrictions in this Section 4 shall not (a) apply (i) to any compelled testimony or production of information, whether by legal process, subpoena, or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the party from which information is sought, in each case solely to the extent required, or (ii) to any disclosure that such party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations; or (b) prohibit any party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder. The limitations set forth in this Section 4 shall not prevent any party from responding to any public statement made by another party of the nature described in this Section 4 if such statement by the other party was made in breach of this Agreement.

5. Miscellaneous. The parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that such damage would not be adequately compensable in monetary damages. Accordingly, the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement, to enforce specifically the terms and provisions of this Agreement exclusively in the competent court in the District of Tel Aviv, Israel. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the competent court in the District of Tel Aviv, Israel in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than such competent court in the District of Tel Aviv, Israel, and (d) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address set forth in Section 10 hereof or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF ISRAEL APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO ANY CONFLICT OR CHOICE OF LAW PRINCIPLES THAT MAY RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

6. Entire Agreement. This Agreement, along with Exhibit A and the Press Release and Form 6-K referred to in Section 3(b) above, contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

7. Waiver and Release. (a) As of the Effective Date, each of the Shareholders, severally, hereby irrevocably and unconditionally waives, releases, acquits and forever discharges the Company and its affiliates, each of their officers, directors, employees, agents, representatives and lawyers, and each of the Departing Directors, the Continuing Directors and the Replaced Directors, from and against any and all known or unknown claims, demands, causes of action, suits, liabilities, losses, damages, costs and expenses of every kind or nature, arising at any time prior to and including the time the General Meeting takes place in connection with the Demand Letter, the AGM, the Special Tender Offer, this Agreement and any matter referred, relating or ancillary thereto, including any and all claims in connection with each Departing Director’s, Continuing Director’s or Replaced Director's service as a director of the Company; (b) as of the Effective Date, the Company hereby irrevocably and unconditionally waives, releases, acquits and forever discharges the Shareholders, and each of their respective affiliates, officers, directors, employees, agents and representatives, from and against any and all claims, demands, causes of action, suits, liabilities, losses, damages, costs and expenses of every kind or nature, arising at any time prior to and including the Effective Date in connection with the Demand Letter, the AGM, the Special Tender Offer, this Agreement and any matter referred, relating or ancillary thereto. This waiver and release is final to the fullest extent permitted by law; each party expressly waives any and all rights under any applicable law that would otherwise limit this waiver and release. For the avoidance of doubt, the foregoing shall not include any rights or claims to enforce this Agreement. It is clarified that the release set forth herein shall not preclude the parties from bringing any claim against any person for any fraud, gross negligence, malicious actions or willful misconduct.

8. Amendment. This Agreement may be amended only by an agreement in writing executed by the parties hereto (it being understood that as long as at least one Continuing Director serves on the Company's Board, one of the Continuing Directors will need to sign such agreement in writing on behalf of the Company), and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective (it being understood that as long as at least one Continuing Director serves on the Company's Board, one of the Continuing Directors will need to sign such agreement in writing on behalf of the Company). No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. Notwithstanding the foregoing, none of the rights of any person listed under Section 7 as benefiting from the waiver and release set forth therein may be amended, cancelled or otherwise affected without the advance written approval of such person.

9. Termination. Subject to Section 1(d) above, this Agreement shall remain in full force and effect until the earlier of (a) the mutual written agreement of the parties to terminate this Agreement, (it being understood that as long as at least one Continuing Director serves on the Company's Board, one of the Continuing Directors will need to sign such agreement in writing on behalf of the Company), (b) the material breach by a party of any of its obligations hereunder that remains uncured for three (3) days following written notice thereof by the non-breaching party, or (c) the failure to obtain shareholder approval of the items set forth in Section 1(c) within 60 days after the Effective Date; provided that the provisions of Sections 5 and 6 (and of Section 7, other than with respect to any person listed thereunder as benefiting from the waiver and release set forth therein who breaches any term of this Agreement) shall survive such termination; further provided, that any party to this Agreement may bring an action following such termination alleging a material breach of this Agreement occurring prior to such termination (it being understood that as long as at least one Continuing Director serves on the Company's Board, one of the Continuing Directors will have such right with respect to the Company).

10. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, when actually received during normal business hours at the address specified in this subsection:

if to the Company:

Evogene Ltd.
13 Gad Feinstein Street
Park Rehovot, Rehovot 7638517, Israel
Attention: Chief Executive Officer

With a copy (which shall not constitute notice) to:

Meitar | Law Offices

16 Abba Hillel Silver Rd.

Ramat Gan 5250608, Israel

Attention: Mike Rimon, Adv., Elad Ziv, Adv.

if to Pure Capital:

L.I.A. Pure Capital Ltd.
20 Raoul Wallenberg St.
Tel Aviv 6971916, Israel
Attention: Kfir Silberman

if to Invest Pro:

Invest Pro Shukai Hon Ltd.

2 Rothschild Boulevard
Tel Aviv 6688102, Israel

Attention: Ron Yair Peled

In both cases, with a copy (which shall not constitute notice) to:

Gornitzky & Co.

20 Haharash Street

Tel-Aviv 6761310, Israel

Attention: Shy Baranov, Adv.

11. Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

12. Counterparts. This Agreement may be executed in two or more counterparts either manually or by electronic or digital signature (including by email transmission), each of which shall be deemed to be an original and all of which together shall constitute a single binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

13. No Third Party Beneficiaries; Assignment. This Agreement is solely for the benefit of the parties hereto, the Departing Directors, the Continuing Directors, the Replaced Directors, the Initial Shareholder Directors and the Additional Shareholder Directors (and, solely with respect to Section 7 hereof, any person listed thereunder as benefiting from the waiver and release set forth therein) and is not binding upon or enforceable by any other persons. No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, and any assignment in contravention hereof shall be null and void. Except with respect to the Departing Directors, the Continuing Directors, the Replaced Directors, the Initial Shareholder Directors, the Additional Shareholder Directors and, solely with respect to Section 7 hereof, any person listed thereunder as benefiting from the waiver and release set forth therein, nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any persons other than the parties hereto, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party.

14. Interpretation and Construction. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “will” shall be construed to have the same meaning as the word “shall.” The words “date hereof” will refer to the date of this Agreement. The word “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

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SHAREHOLDERS:

L.I.A. Pure Capital Ltd.

By:
Name:	Kfir Silberman
Title:	Chairman and Chief Executive Officer

Invest Pro Shukai Hon Ltd.

By:
Name:	Eli Zamir
Title:	Director

COMPANY:

Evogene Ltd.

By:
Name:
Title: